  Exhibit 99.3
PRO FORMA VALUATION UPDATE REPORT

WEST END INDIANA BANCSHARES
Richmond, Indiana

PROPOSED HOLDING COMPANY FOR:
WEST END BANK
Richmond, Indiana

Dated As Of:
September 23, 2011

Prepared By:

RP® Financial, LC.
1100 North Glebe Road
Suite 1100
Arlington, Virginia  22201

RP® FINANCIAL, LC.
Serving the Financial Services Industry Since 1988

September 23, 2011

Board of Directors
West End Bank, S.B.
West End Bancshares, Inc.
West End Bank, MHC
34 South Seventh Street
Richmond, Indiana  47374

Members of the Board of Directors:

At your request, we have completed and hereby provide an updated independent appraisal (the “Update”) of the estimated pro forma market value of the common stock to be issued by the newly formed West End Indiana Bancshares, Inc., Richmond, Indiana (the “Company”).

This updated appraisal is furnished pursuant to the requirements of the Code of Federal Regulations and has been prepared in accordance with the “Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization”, originally promulgated by the Office of Thrift Supervision (“OTS”), and applicable regulatory interpretations thereof.  Such Valuation Guidelines are relied upon by the Federal Reserve Board (“FRB”), the Federal Deposit Insurance Corporation (“FDIC”) and the Indiana Department of Financial Institutions (“DFI”) in the absence of separate written valuation guidelines.  Our original appraisal report, dated June 10, 2011 (the “Original Appraisal”), is incorporated herein by reference.  As in the preparation of our Original Appraisal, we believe the data and information used herein is reliable; however, we cannot guarantee the accuracy and completeness of such information.

The Board of Directors of West End Bank, MHC, (the “MHC”), West End Bancshares, Inc. and West End Bank, S.B., Richmond, Indiana (collectively referred to as “West End” or the “Bank”), adopted the plan of conversion on June 24, 2011, incorporated herein by reference.  As a result of the conversion, the MHC will be succeeded by a Maryland corporation with the name of West End Indiana Bancshares, Inc. (the “Company”), a newly formed Maryland corporation.  Pursuant to the Plan of conversion, the Company will offer 100% of its common stock in a subscription offering to Eligible Account Holders, tax-qualified employee benefit plans including the Employee Stock Ownership Plan (the “ESOP”), Supplemental Eligible Account Holders and Other Members, as such terms are define for purposes of applicable federal regulatory guidelines governing mutual-to-stock conversions.  To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale to members of the general public in a community offering and/or a syndicated community offering.  Going forward, the Company will own 100% of the Bank’s stock, and the Bank will initially be the Company’s sole subsidiary.  A portion of the net proceeds received from the sale of the common stock will be used to purchase all of the then to be issued and outstanding capital stock of the Bank and the balance of the net proceeds will be retained by the Company.

Washington Headquarters
Three Ballston Plaza	Telephone: (703) 528-1700
1100 North Glebe Road, Suite 1100	Fax No.: (703) 528-1788
Arlington, VA 22201	Toll-Free No.: (866) 723-0594
www.rpfinancial.com	E-Mail: mail@rpfinancial.com

Boards of Directors
September 23, 2011

The plan of conversion provides for the Company to contribute common stock and cash to the West End Bank Charitable Foundation, a charitable foundation to be established as part of the conversion and stock offering (the “Foundation”).  The Foundation will be funded with a total contribution with a value of $505,000, comprised of $125,000 in cash and 38,000 shares of conversion stock (value of $380,000, based on the $10.00 per share offering price).  The purpose of the Foundation is to provide financial support to charitable organizations in the communities in which West End operates and to enable those communities to share in West End’s long-term growth.  The Foundation will be dedicated completely to community activities and the promotion of charitable causes.

This updated appraisal reflects the following noteworthy items:  (1) a review of updated financial developments in West End’s financial condition and operating results as reflected in the amended prospectus which has been updated to incorporate financial data through June 30, 2011; (2) updated comparison of West End’s financial condition and operating results versus the Peer Group; and (3) a review of stock market conditions since the date of the Original Appraisal incorporating stock prices as of September 23, 2011.

Discussion of Relevant Considerations

1.	Financial Results

Table 1 presents summary balance sheet and income statement data through June 30, 2011, as well as comparable data for the period ending March 31, 2011, as set forth in the Original Appraisal.  The Bank’s financial condition and operating results reflected modest change relative to the March 31, 2011, financial data utilized in the Original Appraisal, which will be discussed more fully below.

Growth Trends

The Bank’s total assets diminished modestly over the quarter ended June 30, 2011, by $357,000 or 0.2%.  The reduction was primarily the result of a decline in available for sale investment securities which diminished by $5.1 million, which was offset by growth in the portfolio of cash and cash equivalents as well as slight growth in the loan portfolio.  As discussed in the Original Appraisal, West End’s ability to achieve balance sheet growth has been limited in recent periods reflecting both the impact of limited loan demand in West End’s market area and owing to the low interest rate environment prevailing through June 30, 2011 (i.e., the residential mortgage portfolio has been shrinking as the majority of residential mortgage loan originations have been for long term fixed rate loans which West End sells into the secondary market).  Over the quarter ended June 30, 2011, there was limited change in the respective balances and composition of the Bank’s deposits and borrowings balances as well.

During the quarter ended June 30, 2011, equity increased by $348,000 (2.0% growth) to equal $17.8 million, or 8.2% of assets.  The growth in equity was primarily attributable to an increase in net income which totaled $184,000 for the quarter ended June 30, 2011, as well as to an increase in accumulated comprehensive income, which increased from $69,000 as of March 31, 2011, to $233,000 as of June 30, 2011, or by a total of $164,000.

Boards of Directors
September 23, 2011

Table 1
West End Bank, MHC
Recent Financial Data

	At March 31, 2011		At June 30, 2011
		% of		% of
	Amount	Assets	Amount	Assets
	($000)	(%)	($000)	(%)
Balance Sheet Data
Total assets	$217,064	100.00%	$216,707	100.00%
Cash and cash equivalents	8,052	3.71%	12,127	5.60%
Investment securities – AFS	41,695	19.21%	36,630	16.90%
Loans receivable, net	152,526	70.27%	152,612	70.42%
Loans held for sale	0	0.00%	322	0.15%
Fixed assets	3,575	1.65%	3,639	1.68%
FHLB stock	1,858	0.86%	1,709	0.79%
BOLI	4,627	2.13%	4,666	2.15%
Real estate owned	936	0.43%	1,252	0.58%
Deposits	176,689	81.40%	175,097	80.80%
Borrowed Funds	22,000	10.14%	23,000	10.61%
Total stockholders’ equity	17,406	8.02%	17,754	8.19%

	12 Months Ended		12 Months Ended
	March 31, 2011		June 30, 2011
		% of Avg.		% of Avg.
	Amount	Assets	Amount	Assets
	($000)	(%)	($000)	(%)
Summary Income Statement
Interest Income	$10,987	5.19%	$11,057	5.22%
Interest Expense	(3,842)	-1.81%	(3,600)	1.70%
Net Interest Income	$7,145	3.37%	$7,457	3.52%
Provision for Loan Losses	(1,274)	-0.60%	(1,575)	-0.74%
Net Interest Income after Provisions	$5,871	2.77%	$5,882	2.77%

Other Operating Income	1,013	0.48%	1,055	0.50%
Operating Expense	(6,563)	-3.10%	(6,725)	-3.17%
Net Operating Income	321	0.15%	212	0.10%

Net Non-Operating Income	458	0.22%	708	0.33%

Net Income Before Tax	779	0.37%	920	0.43%
Income Taxes	(263)	-0.12%	(315)	-0.15%
Net Income (Loss)	$515	0.24%	$605	0.29%

Core Net Income (Loss)	$239	0.11%	$177	0.08%

Source: West End Indiana Bancshares’ Prospectus and RP Financial calculations.

Boards of Directors
September 23, 2011

Loan Receivable

Loans receivable held for investment increased nominally (by 0.1%) to equal $152.6 million and the proportion of loans-to-assets also increased slightly to equal 70.4%.  The modest increase resulted from growth in the outstanding balance of commercial and industrial (“C&I”) loans.  The modest increase in C&I loans over the quarter was partially offset by a limited reductions realized in other segments of the loan portfolio  The Bank also maintained a nominal amount of loans held for sale equaling $322,000 as of June 30, 2011.

Cash and Investments

Overall, the balance and composition of the cash and securities portfolio reflected moderate change based on updated financial data.  Cash and cash equivalents increased by $4.1 million, to equal $12.1 million as of June 30, 2011. The Bank’s investment portfolio, inclusive of FHLB stock, decreased by $5.2  million, to equal $38.3 million or 17.7% of total assets as of June 30, 2011.  The majority of the decrease was realized through a modest decline in the AFS securities, which represent the largest segment of the investment portfolio.

Funding Structure

Deposit balances experienced a modest decline over the quarter ended June 30, 2011, decreasing by $1.6 million to equal $175.1 million or 80.8% of assets.  Over the corresponding period, borrowings increased by $1.0 million to equal $23.0 million or 10.6% of assets.  Moreover, the balance and composition of the Bank’s funding structure was substantially unchanged, with the deposit composition weighted towards certificates of deposit (“CDs”) while the Bank’s borrowings consist solely of FHLB advances.

Equity

The Bank’s stockholders’ equity increased by $348,000 over the six months ended June 30, 2011, to equal $17.8 million or 8.2% of total assets.  The Bank maintained surpluses relative to its regulatory capital requirements at June 30, 2011, and was qualified as a “well capitalized” institution.  The Offering proceeds will serve to further strengthen the Bank’s regulatory capital position and support the ability to diversify and expand the loan portfolio.

Credit Quality Measures

Updated credit quality measures showed modest improvement in terms of the ratio of non-performing assets (“NPAs”)/Assets, which decreased slightly from 1.73% of assets as of March 31, 2011, to 1.56% of assets as of June 30, 2011.  Reserve coverage ratios also showed limited change, with the ratio of allowances to total non-performing loans increasing to 82.98% (versus 63.96% in the Original Appraisal) while the ratio of allowances to total loans decreased by a nominal amount to 1.13% (versus 1.16% in the Original Appraisal).

Income and Expense Trends

The Bank’s reported earnings increased modestly from $515,000 (0.24% of average assets) for the twelve months ended March 31, 2011, as reflected in our Original Appraisal, to $605,000, equal to 0.29% of average assets, for the twelve months ended June 30, 2011.  On a core earnings basis, excluding non-operating items on a tax effected basis, earnings diminished modestly primarily as a result of increased operating expenses.  Overall, core earnings declined from $239,000 (0.11% of average assets) for the twelve months ended March 31, 2011, to $177,000 (0.08% of average assets) for the twelve months ended June 30, 2011.  Details with respect to changes in the Bank’ earnings are more fully explained below.

Boards of Directors
September 23, 2011

Net Interest Income

The Bank’s net interest income showed an improving trend during the most recent 12 month period, which served to increase the net interest income to average assets ratio from 3.37% reported for the 12 months ended March 31, 2011, to 3.52% during the 12 months ended June 30, 2011.  The dollar amount of interest income increased over the time periods examined primarily reflecting growth in the average balance of interest earning assets over the most recent trailing twelve month period as the average asset yields have continued to diminish through the June 2011 quarter.  At the same time, the Bank’s cost of funds has continued to diminish reducing West End’s interest expense. Overall, the Bank’s interest rate spread increased from 3.63% as of March 31, 2011 to 3.75% as of June 30, 2011.

Loan Loss Provisions

Provision for loan losses increased based on updated financial data, and totaled $1.6 million, equal to 0.74% of average assets for the twelve months ended June 30, 2011.  The current level of loan loss provisions remains well above the low levels which prevailed through fiscal 2008, which management attributes to increasing levels of delinquencies and classified assets coupled with uncertainties regarding the economic environment in the Midwest.

Non-Interest Income

Non-interest operating income increased based on updated financial data, equaling $1.1 million or 0.50% of average assets for the twelve months ended June 30, 2011, as compared to $1.0 million, or 0.48% of average assets for the twelve months ended March 31, 2011.   As noted in the Original Appraisal, the Bank has generated non-interest fee income through banking services on deposit accounts, ATM fees, income on BOLI, mortgage banking activities, and loan servicing income.

Operating Expenses

The Bank’s operating expenses have increased in recent years due to various pressures on operating costs including increased compensation costs as the Bank was required to remain competitive in its pay scales while also adding staff to remain an effective competitor.  Additionally, the maintenance and upgrading of the Bank’s information systems have also contributed to the increase in operating expenses.  The trend toward increasing expense levels continued based on updated financial data, with operating expenses equaling $6.7 million, equal to 3.17% of average assets for the twelve months ended June 30, 2011, which was slightly higher than the level of $6.6 million, equal to 3.10% of average assets reported for the twelve months ended March 31, 2011.

Non-Operating Income/Expense

Non-operating income and expenses have typically had a limited impact on earnings over the last several years and have primarily consisted of gains on the sale of investments, loans and other assets.  For the twelve months ended June 30, 2011, net non-operating income totaled $708,000 (0.33% of average assets), which is a moderate increase from $458,000 (0.22% of average assets) for the twelve months ended March 31, 2011.  The primary factor leading to the increase were gains on the sale of loans, which increased from $362,000 for the twelve months ended March 31, 2011, to $578,000 for the twelve months ended June 30, 2011.

Boards of Directors
September 23, 2011

Taxes

The Bank is fully taxable with respect to state and federal corporate income taxes.  Higher pre-tax earnings increased income taxes from $263,000 (0.12% of average assets) for the twelve months ended March 31, 2011, to $315,000 (0.15% of average assets) for the twelve months ended June 30, 2011.  The Bank’s effective tax rate equaled 34.22% during the twelve months ended June 30, 2011, versus an effective tax rate of 33.81% for the twelve months ended March 31, 2011.  As set forth in the Original Appraisal, the Bank’s marginal effective tax rate approximates 39.6%.

Efficiency Ratio

The Bank’s efficiency ratio improved based on updated financial data, equaling 79.01% for the twelve months ended June 30, 2011, versus 80.45% for the twelve months ended March 31, 2011.  On a post-Offering basis, the efficiency ratio may continue to show some improvement from the benefit of reinvesting the proceeds from the Offering with a portion of the benefit expected to be offset by the increased expense of the stock benefit plans.

2.	Peer Group Financial Comparisons

Tables 2 and 3 present the financial characteristics and operating results for the Bank, the Peer Group and all publicly-traded thrifts.  The Bank’s and the Peer Group’s ratios are based on financial results through June 30, 2011.

Financial Condition

In general, the comparative balance sheet ratios for the Bank and the Peer Group did not vary significantly from the ratios exhibited in the Original Appraisal (see Table 2).  Relative to the Peer Group, the Bank’s interest-earning asset composition continued to reflect a higher level of loans (70.6% of assets for the Bank versus 67.8% for the Peer Group on average) and a lower level of cash, MBS and investments (23.3% for the Bank versus 26.6% for the Peer Group).  West End’s funding liabilities continued to reflect a reliance on deposits, a funding strategy that is similar to that of the Peer Group.  Specifically, the Bank’s deposits equaled 80.8% of assets as compared to the Peer Group ratio of 79.5%.  In addition to a higher proportion of deposits, the Bank also continued to maintain modestly higher borrowings, which were measured at 10.6% of assets for the Bank versus 8.9% of assets for the Peer Group (Peer Group figures reflect 0.3% of assets in the form of subordinated debt).

The Bank’s net worth ratio of 8.2% of assets was substantially unchanged from the level reflected in the Original Appraisal and thus, remained below the Peer Group average ratio of 10.8%.  Tangible equity-to-assets ratios for the Bank and the Peer Group equaled 8.2% and 10.1%, respectively, based on updated financial data.  The Bank’s pro forma capital position will increase with the addition of stock proceeds, providing the Bank with an equity-to-assets ratio that will substantially exceed the Peer Group’s ratio.

Overall, the Bank’s updated interest-earning assets-to-interest-bearing liabilities (“IEA/IBL”) ratio equaled 102.7%, which remained below the comparable Peer Group ratio of 106.7%.  As discussed in the Original Appraisal, the additional capital realized from stock proceeds should serve to provide West End with an IEA/IBL ratio that approximates or exceeds  the Peer Group’s ratio, as the increase in capital provided by the infusion of stock proceeds will serve to lower the level of interest-bearing liabilities and will be primarily deployed into interest-earning assets.

Boards of Directors
September 23, 2011

Table 2
Balance Sheet Composition and Growth Rates
Comparable Institution Analysis
As of August 26, 2011

		Balance Sheet as a Percent of Assets										Balance Sheet Annual Growth Rates							Regulatory Capital
		Cash &	MBS &				Borrowed	Subd.	Net	Goodwill	Tng Net		MBS, Cash &			Borrows.	Net	Tng Net
		Equivalents	Invest	BOLI	Loans	Deposits	Funds	Debt	Worth	& Intang	Worth	Assets	Investments	Loans	Deposits	&Subdebt	Worth	Worth	Tangible	Core	Reg.Cap.

West End Bank, MHC
June 30, 2011		5.6%	17.7%	2.2%	70.6%	80.8%	10.6%	0.0%	8.2%	0.0%	8.2%	9.11%	31.40%	3.98%	13.26%	-10.58%	3.48%	3.48%	7.96%	7.96%	12.85%

All Public Companies
Averages		6.2%	21.6%	1.5%	65.6%	73.5%	12.5%	0.5%	12.4%	0.7%	11.7%	0.90%	7.40%	-1.03%	2.80%	-17.85%	1.97%	1.81%	10.97%	10.97%	19.23%
Medians		4.7%	19.8%	1.6%	67.4%	73.2%	11.1%	0.0%	11.5%	0.0%	10.4%	0.36%	6.47%	-2.89%	1.76%	-12.38%	1.66%	1.68%	9.98%	9.98%	17.33%

State of IN
Averages		3.8%	22.6%	2.2%	66.6%	79.7%	8.9%	0.4%	10.3%	0.7%	9.6%	1.44%	15.43%	-3.04%	4.68%	-27.35%	3.09%	3.00%	9.38%	9.38%	14.97%
Medians		4.0%	24.1%	2.1%	65.2%	82.1%	7.0%	0.0%	10.7%	0.5%	9.7%	2.19%	12.93%	-4.98%	4.06%	-33.39%	3.33%	3.68%	9.66%	9.66%	14.60%

Comparable Group
Averages		4.7%	21.9%	1.3%	67.8%	79.5%	8.6%	0.3%	10.8%	0.7%	10.1%	0.21%	16.60%	-3.77%	1.81%	-12.61%	8.04%	3.86%	9.54%	9.54%	15.92%
Medians		4.2%	24.1%	1.4%	66.3%	80.2%	7.6%	0.0%	10.8%	0.3%	10.0%	0.83%	12.03%	-3.76%	1.87%	-8.58%	3.83%	3.88%	9.71%	9.71%	15.66%

Comparable Group
FFDF	FFD Financial Corp of Dover OH (1)	7.3%	4.0%	0.0%	85.7%	83.8%	6.6%	0.0%	8.9%	0.0%	8.9%	5.8%	43.75%	2.27%	7.51%	-7.93%	3.47%	3.47%	NA	NA	NA
FCAP	First Capital, Inc. of IN	3.2%	25.6%	1.3%	65.1%	83.0%	5.5%	0.0%	11.2%	1.2%	9.9%	-2.8%	6.36%	-6.13%	-0.44%	-34.35%	3.66%	4.30%	9.66%	9.66%	16.11%
FCLF	First Clover Leaf Fin Cp of IL	10.0%	16.1%	0.0%	67.8%	76.6%	8.3%	0.7%	13.9%	2.2%	11.7%	0.6%	12.47%	-3.69%	1.16%	-2.93%	1.18%	1.89%	NA	NA	NA
FSFG	First Savings Fin. Grp. of IN	1.7%	24.6%	1.6%	67.4%	72.1%	16.4%	0.0%	11.1%	1.6%	9.5%	4.4%	12.06%	2.45%	3.49%	6.10%	8.27%	10.47%	8.36%	8.36%	13.01%
HFBC	HopFed Bancorp, Inc. of KY	5.7%	34.9%	0.8%	53.8%	76.9%	11.0%	1.0%	10.5%	0.1%	10.4%	-4.0%	0.62%	-8.94%	-3.21%	-9.23%	-2.31%	-2.04%	11.10%	11.10%	19.18%
JXSB	Jacksonville Bancorp Inc of IL	1.8%	34.5%	1.4%	57.4%	84.2%	1.4%	0.0%	12.7%	0.9%	11.8%	2.8%	7.54%	0.40%	-2.25%	49.39%	48.61%	NM	9.75%	9.75%	15.66%
LSBI	LSB Fin. Corp. of Lafayette IN	3.7%	4.2%	1.9%	87.0%	84.4%	5.0%	0.0%	10.1%	0.0%	10.1%	-4.9%	17.08%	-6.17%	1.02%	-56.10%	5.31%	5.31%	9.90%	9.90%	14.60%
FFFD	North Central Bancshares of IA	5.4%	16.7%	1.3%	71.5%	80.8%	6.8%	0.0%	11.5%	0.2%	11.3%	-2.1%	44.44%	-10.58%	3.78%	-44.50%	5.27%	3.88%	NA	NA	17.51%
RIVR	River Valley Bancorp of IN	4.8%	23.6%	2.4%	65.2%	74.0%	15.0%	1.8%	8.3%	0.0%	8.2%	1.4%	11.99%	-3.83%	2.57%	-5.62%	2.94%	2.94%	NA	NA	NA
WAYN	Wayne Savings Bancshares of OH	3.3%	34.3%	1.7%	57.1%	79.6%	10.0%	0.0%	9.6%	0.5%	9.1%	1.0%	9.67%	-3.51%	4.46%	-20.95%	4.01%	4.50%	8.48%	8.48%	15.40%

(1)  Financial information is for the quarter ending March 31, 2011.

Source:  SNL Financial, LC. and RP® Financial, LC. calculations.  The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2011 by RP® Financial, LC.

Boards of Directors
September 23, 2011

Table 3
Income as Percent of Average Assets and Yields, Costs, Spreads
Comparable Institution Analysis
For the 12 Months Ended June 30, 2011

			Net Interest Income					Other Income				G&A/Other Exp.		Non-Op. Items		Yields, Costs, and Spreads
						Loss	NII				Total								MEMO:	MEMO:
		Net				Provis.	After	Loan	R.E.	Other	Other	G&A	Goodwill	Net	Extrao.	Yield	Cost	Yld-Cost	Assets/	Effective
		Income	Income	Expense	NII	on IEA	Provis.	Fees	Oper.	Income	Income	Expense	Amort.	Gains	Items	On Assets	Of Funds	Spread	FTE Emp.	Tax Rate

West End Bank, MHC		0.29%	5.22%	1.70%	3.52%	0.74%	2.77%	0.00%	0.00%	0.50%	0.50%	3.17%	0.00%	0.33%	0.00%	5.45%	1.90%	3.55%	$3,612	34.22%
June 30, 2011

All Public Companies
Averages		0.10%	4.43%	1.38%	3.05%	0.64%	2.40%	0.02%	-0.09%	0.84%	0.78%	2.91%	0.06%	0.10%	0.00%	4.75%	1.60%	3.16%	$5,873	29.89%
Medians		0.40%	4.42%	1.36%	3.07%	0.37%	2.60%	0.00%	-0.01%	0.66%	0.59%	2.85%	0.00%	0.05%	0.00%	4.70%	1.59%	3.19%	$4,913	30.38%

State of IN
Averages		0.46%	4.55%	1.28%	3.27%	0.66%	2.61%	0.01%	-0.05%	0.79%	0.75%	2.86%	0.04%	0.14%	0.00%	4.90%	1.44%	3.46%	$3,875	25.14%
Medians		0.54%	4.59%	1.29%	3.10%	0.57%	2.54%	0.00%	-0.05%	0.80%	0.74%	2.84%	0.03%	0.13%	0.00%	4.95%	1.45%	3.35%	$3,655	21.63%

Comparable Group
Averages		0.61%	4.68%	1.37%	3.32%	0.52%	2.80%	0.01%	-0.07%	0.83%	0.77%	2.89%	0.02%	0.19%	0.00%	4.97%	1.54%	3.43%	$4,088	26.56%
Medians		0.60%	4.64%	1.34%	3.30%	0.45%	2.81%	0.00%	-0.06%	0.78%	0.74%	2.90%	0.01%	0.19%	0.00%	4.95%	1.53%	3.45%	$3,812	25.25%

Comparable Group
FFDF	FFD Financial Corp of Dover OH (1)	0.70%	5.15%	1.53%	3.62%	0.43%	3.19%	0.00%	0.00%	0.24%	0.24%	2.73%	0.00%	0.36%	0.00%	5.30%	1.70%	3.61%	NM	34.26%
FCAP	First Capital, Inc. of IN	0.83%	4.66%	1.02%	3.63%	0.46%	3.17%	0.00%	0.00%	0.73%	0.73%	2.89%	0.02%	0.15%	0.00%	4.96%	1.15%	3.81%	$3,321	28.06%
FCLF	First Clover Leaf Fin Cp of IL	0.61%	4.29%	1.34%	2.95%	0.44%	2.51%	-0.02%	-0.02%	0.19%	0.15%	1.83%	0.06%	0.16%	0.00%	4.56%	1.56%	3.00%	$7,084	34.46%
FSFG	First Savings Fin. Grp. of IN	0.72%	5.09%	1.08%	4.01%	0.28%	3.73%	0.00%	-0.09%	0.84%	0.75%	3.29%	0.06%	-0.05%	0.00%	5.46%	1.22%	4.24%	$3,636	25.00%
HFBC	HopFed Bancorp, Inc. of KY	0.14%	4.52%	1.88%	2.64%	0.87%	1.77%	0.00%	-0.12%	0.88%	0.76%	2.68%	0.03%	0.39%	0.00%	4.76%	2.11%	2.65%	$4,117	21.74%
JXSB	Jacksonville Bancorp Inc of IL	1.00%	4.60%	1.14%	3.46%	0.31%	3.15%	0.12%	0.00%	1.04%	1.16%	3.20%	0.00%	0.22%	0.00%	4.92%	1.31%	3.61%	$2,932	25.50%
LSBI	LSB Fin. Corp. of Lafayette IN	0.49%	4.93%	1.34%	3.59%	1.00%	2.59%	0.00%	-0.14%	0.90%	0.77%	2.96%	0.00%	0.33%	0.00%	5.21%	1.49%	3.72%	$3,955	33.88%
FFFD	North Central Bancshares of IA	0.54%	4.67%	1.52%	3.15%	0.55%	2.60%	0.00%	-0.20%	2.17%	1.97%	3.87%	0.00%	0.01%	0.00%	5.01%	1.73%	3.29%	$3,231	24.01%
RIVR	River Valley Bancorp of IN	0.59%	4.63%	1.62%	3.01%	0.76%	2.25%	0.00%	0.00%	0.69%	0.69%	2.51%	0.00%	0.30%	0.00%	4.93%	1.79%	3.14%	$4,705	18.27%
WAYN	Wayne Savings Bancshares of OH	0.51%	4.31%	1.19%	3.12%	0.11%	3.02%	0.00%	-0.13%	0.66%	0.53%	2.92%	0.02%	0.03%	0.00%	4.56%	1.33%	3.23%	$3,812	20.42%

(1)  Financial information is for the quarter ending March 31, 2011.

Source:  SNL Financial, LC. and RP® Financial, LC. calculations.  The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2011 by RP® Financial, LC.

Boards of Directors
September 23, 2011

The growth rate section of Table 2 shows growth rates for the Bank based on annualized growth for the eighteen months ended June 30, 2011, while the Peer Group’s growth rates are based on annual growth for the twelve months ended June 30, 2011 or the most recent twelve month period available.  The Bank’s assets increased at a 9.1% annual rate versus asset growth of 0.2% for the Peer Group.  Asset growth by the Bank was primarily attributable to an increase in cash and investments and, to a lesser extent, an increase in loans.  Comparatively, the minimal asset growth experienced by the Peer Group was due to declining loan balances which was only partially mitigated by an increasing level of cash and investments.  Asset growth by the Bank was funded by deposit growth net the pay down of borrowings.  Similarly, the Peer Group realized modest deposit growth which funded the repayment of borrowings which resulted in limited asset growth.  Specifically, the Bank’s deposits increased at a 13.3% annual rate, versus annual deposit growth of 1.8% for the Peer Group.  The Bank’s net worth increased at an annualized rate of 3.5% which is mostly attributable to positive earnings.  Comparatively, the Peer Group’s positive net worth growth of 8.0% on average was attributable to generally positive net income net of dividends being paid by most of the Peer Group companies.  The Peer Group’s equity growth was skewed upward by the impact of the capital raised in Jacksonville Bancorp’s second step Conversion.  The Peer Group median equity growth of 3.83% compared closely to the Bank’s growth rate.

Income and Expense Trends

Overall, the relationships between the components of the Bank’s earnings and the Peer Group’s earnings did not change significantly since the date of the Original Appraisal.  West End and the Peer Group reported net income to average assets ratios of 0.29% and 0.61%, respectively, based on updated financial data.  As discussed in the Original Appraisal, the Bank’s lower returns primarily reflected the Bank’s higher loan loss provisions and operating expenses as well as lower levels of non-interest income relative to the Peer Group averages.

The Bank’s operating results continue to benefit from a relatively strong level of interest income as a percent of average assets (5.22% for the Bank versus 4.68% for the Peer Group on average) while interest expense continues to exceed the Peer Group average (1.70% for the Bank versus 1.37% for the Peer Group on average).  Overall, the Bank’s net interest income ratio of 3.52% of average assets continued to exceed the Peer Group average of 3.32%.

Sources of non-interest operating income remained a lower contributor to West End’s earnings relative to the Peer Group, at 0.50% and 0.77%, respectively.  Taking non-interest operating income into account in comparing the Bank’s and the Peer Group’s earnings, West End’s efficiency ratio of (operating expenses divided by the sum of non-interest operating income and net interest income) of 79.01% was less favorable than the Peer Group’s ratio of 70.66%.  On a post-offering basis, the efficiency ratio may improve from the benefit of reinvesting the proceeds from the Offering.

The Bank’s operating expense ratio of 3.17% increased modestly since the Original Appraisal and thus, remained above the Peer Groups operating expense ratio of 2.89%.

Boards of Directors
September 23, 2011

Loan loss provisions for the Bank equaled 0.74% of average assets, which remained above the Peer Group average, equal to 0.52% of average assets.  As stated in the Original Appraisal, while the Bank is anticipating that its loan loss provisions may be lower in the future, estimating the level of future loan loss provisions is difficult in the current operating environment and may be predicated on the stabilization of West End’s credit quality ratios among other factors.

Net non-operating gains totaled 0.33% for the Bank and primarily consisted of gains of sale of loans and investment securities.  The Peer Group reported net non-operating gains equal to 0.19% of average assets, which was also largely comprised of net gains on the sale of loans and investments.

The Bank’s effective tax rate for the last twelve months, equal to 34.22%, remains modestly above the Peer Group average of 26.56%.  The Bank expects that its effective tax rate will continue to approximate the recent historical levels over the near term and thus remain at a comparative disadvantage relative to the Peer Group.

3.	Stock Market Conditions

Since the date of the Original Appraisal, the major stock market indices have trended downward.  Stocks initially moved higher subsequent to the date of the Original Appraisal as worries over Greece’s debt crisis eased following a pledge by European leaders to head off a debt default by Greece.  More signs of progress regarding Greece’s debt crisis and an accord reached by Bank of America with investors that purchased mortgage-backed securities issued by Countrywide helped the DJIA to close out a volatile second quarter on a four day winning streak.  Overall, the DJIA ended up 1.8% for the second quarter.

The rally in the broader stock market continued at the start of the third quarter of 2011, as the DJIA approached a new high for 2011 amid indications the U.S. economy was regaining momentum following a surprising jump in June manufacturing activity.  Stocks reversed course following the disappointing employment report for June, which raised fresh doubts about the strength of the U.S. economy.  Deepening concerns about the euro-zone debt crisis and the fiscal and economic woes of the U.S. further depressed stocks heading into mid-July.  Volatility was evident in the broader stock market heading into the second half of July, as investors weighed generally favorable second earnings reports against threatened debt defaults in the U.S. and Europe.  Stocks closed out July posting their biggest weekly drop in over a year on continuing debt-ceiling worries.  Signs of a weakening global economy accelerated the selloff in the broader stock market at the beginning of August.  The downgrade of the U.S.’s credit rating sparked a global selloff on August 8th, pushing the DJIA to its sharpest one-day decline since the financial crisis in 2008.  Stocks rebounded the following day on hopes that the Federal Reserve would take some action to avert a meltdown in the financial markets.  Significant volatility continued to prevail in the stock market throughout the week, with the DJIA swinging higher or lower by over 400 points for four consecutive trading days.  Stocks concluded the volatile week closing higher, which was supported by a favorable report for July retail sales.  The stock market traded within a relative narrow range for the first three days of the week ended August 19, 2011, but experienced a large decline of over 400 points on August 18, 2011, as the market reacted to certain business and political news, including additional fears of euro-zone financial difficulties.  The market closed down by approximately 175 points on August 19, 2011.  Volatility continued to prevail in the broader stock market through the balance of August, reflecting uncertainty related to the European debt crisis, the U.S. economy and the possibility of further action taken by the Federal Reserve to help boost the economy.

Boards of Directors
September 23, 2011

 A dismal employment report for August pulled stocks lower in early-September, as no jobs were added in August and the unemployment rate remained at 9.1%.  Stocks rallied on news of a shakeup in Bank of America’s top management, which was followed by a sharp downturn attributed to rising fears about Europe’s debt crisis following the resignation of the top German official at the European Central Bank.  Doubts about President Obama’s stimulus proposal to revive the U.S. economy factored into the negative investor sentiment as well.  Stocks rebounded in mid-September, as an agreement for central banks to provide liquidity to the European banking system boosted investor confidence.  However, these gains were reversed in the trading week ended September 23, 2011 as the DJIA plunged nearly 700 points due to fears of a double-dip recession in the U.S. and the prospects for default on sovereign debt issued by several countries including Greece raised growing concerns that a financial crisis in Europe was brewing.  On September 23, 2011, the DJIA closed at 10771.48 or 9.88% lower since the date of the Original Appraisal and the NASDAQ closed at 2483.23 or 6.07% lower since the date of the Original Appraisal.

Thrift stocks generally experienced an uneven performance as well since the date of the Original Appraisal and led the broader market lower in early-June as economic data suggested that the recovery was losing momentum.  A drop-off in home sales in April hurt the thrift sector as well.  Thrift stocks edged higher in mid-June, following a report that housing starts rose in May.  Concerns about the economic outlook depressed thrift stocks heading into late-June, which was followed by a late-June and early-July rally.  Thrift stocks participated in the rally led by bank stocks on news of Bank of America’s mortgage-backed securities settlement and the Federal Reserve’s regulation for interchange fees concluded with a higher-than-expected interchange fee cap.

The thrift sector paralleled trends in the boarder stock market at start of the third quarter of 2011, initially rallying on upbeat economic data showing an unexpected increase in June manufacturing activity followed by a pullback that was driven by the disappointing employment report for June.  Second quarter earnings reports for thrifts were generally better compared to the year ago period, which along with U.S. debt worries, provided for a narrow trading range for thrift stocks through mid-July.  Thrift stocks followed the broader market lower in-late July, which was largely related to the ongoing debt stalemate in Washington.  Financial stocks plunged following the downgrade of the U.S.’s credit rating, as fears about the health of the U.S. banking system returned to the market.  The volatility that prevailed in the broader stock market during the week that followed the downgrade of U.S. debt was particularly evident in the financial sector, with bank and thrift stocks underperforming the broader stock market.  Notably, bank and thrift stocks diverged from the broader stock market at the end of the week, as a weak reading for consumer sentiment pressured bank and thrift stocks lower.  Thrift stocks rebounded in mid-August and then declined along with the broader stock market.  The European debt crisis and a decline in July existing home sales were noted factors that contributed to the selloff.  Following a late-August rebound, the weak employment numbers for August pushed thrift stocks lower in early-September.  Financial stocks led a one-day rally in the broader stock market on news of Bank of America’s changes to top management, which was followed by a selloff heading into mid-September on worries about the U.S. economy and the debt crisis in Europe.  Financial stocks were among the primary beneficiaries of a more optimistic outlook for the debt crisis in Europe, as bank and thrift stocks experienced a week-long rally in mid-September.  However, these gains were reversed in the trading week ended September 23, 2011, as the broader market selloff resulted in a selloff in the financial sector reflecting the impact that the problems with Europe’s sovereign debt and its impact on European banks would impact the US financial sector and increase the likelihood that the anticipated economic recovery would stall.  On September 23, 2011, the SNL Index for all publicly-traded thrifts closed at 442.03, a decrease of 16.8% since June 10, 2011.

Boards of Directors
September 23, 2011

The updated pricing measures for the Peer Group were lower since the date of the Original Appraisal.  In this regard, the average P/B and P/TB ratios of the Peer Group decreased in a range of 8% to 9% while the change in the earnings based measures for the Peer Group also trended downward, with the P/E multiple based on reported earnings decreasing by 23.5% while the P/E multiple based on core earnings decreased by 10.6%.  The book value based pricing measures for all publicly traded thrifts have diminished in a range of 7% to 13% while the earnings based pricing measures reflected a reduction of approximately 6% on a reported earnings basis while the Price/Core earnings multiple decreased by approximately 4%.  The current operating environment has contributed to earnings volatility and volatility in the earnings based pricing ratios.  As a result, the book value based pricing measures may be a better measure of short term valuation trends in the market.  A comparative pricing analysis is shown in the following table, based on market prices as of the June 10, 2011, date of the Original Appraisal and September 23, 2011.

Table 4
West End Bank
Average Pricing Characteristics

	At June 10,		At September 23,		%
	2011		2011		Change

Peer Group
Price/Earnings	14.92	x	11.41	x	(23.5	) %
Price/Core Earnings	16.26	x	14.53	x	(10.6	) %
Price/Book	73.20%		66.86%		(8.7	) %
Price/Tangible Book	78.04%		71.26%		(8.7	) %
Price/Assets	7.24%		6.82%		(5.8	) %
Avg. Mkt. Capitalization ($Mil)	$33.5		$30.6		(8.7	) %

All Publicly-Traded Thrifts
Price/Earnings	17.61	x	16.50	x	(6.3	) %
Price/Core Earnings	19.20	x	18.53	x	(3.5	) %
Price/Book	77.05%		71.79%		(6.8	) %
Price/Tangible Book	84.70%		73.99%		(12.6	) %
Price/Assets	9.35%		8.57%		(8.3	) %
Avg. Mkt. Capitalization ($Mil)	$326.6		$262.0		(19.8	) %

Other
SNL Thrift Index	531.47		442.03		(16.8	) %

As set forth in the Original Appraisal, the “new issue” market is separate and distinct from the market for seasoned issues like the Peer Group companies in that the pricing ratios for converting issues are computed on a pro forma basis, specifically:  (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials.  The distinction between the pricing of converting and existing issues is perhaps most evident in the case of the price/book (“P/B”) ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value, whereas in the current market for existing thrifts the P/B ratio may reflect a premium to book value.  Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

Boards of Directors
September 23, 2011

As detailed in Table 5, four standard conversions and one second step conversion have been completed during the past three months since the date of the Original Appraisal.  Key information pertaining to the standard conversions completed since the Original Appraisal which has been detailed in Table 5 has been provided in summary form below.

		Conversion
	State	Date	Ticker	Assets	P/TB
				($Mil)	(%)
Standard Conversions
Poage Bankshares, Inc.	KY	9/13/11	PBSK	$295	60.0%
IF Bancorp, Inc.	IL	7/8/11	IROQ	$409	63.4%
State Investors Bancorp, Inc.	LA	7/7/11	SIBC	$214	63.3%
First Connecticut Bancorp, Inc.	CT	6/30/11	FBNK	$1,455	72.9%

The closing pro forma price/tangible book value ratio of the standard conversion offerings ranged from a low of 60.0% to 72.9% and through September 23, 2011, all four recent standard conversion offerings had traded up in aftermarket trading by an average of 11.3% relative to their respective IPO prices, notwithstanding the recent market selloff.  Additionally, four offerings were oversubscribed, including Poage Bankshares which completed its conversion offering following the market selloff which commenced in July and continued through its September conversion date.

There are important difference between these companies completing standard conversion offerings and West End as they were larger on average with First Connecticut having in excess of $1 billion in total assets and its pricing ratios reflect both its larger size, post-transaction liquidity of its common stock, and more favorable market area.

Poage Bankshares and IF Bancorp are perhaps the most comparable of the companies completing standard conversion transactions over the last three months in relation to West End, particularly in terms of their Midwest locations (i.e., Kentucky and Illinois) outside of major metropolitan areas and their asset sizes (i.e., both less than $500 million).  Both companies had oversubscribed offerings which closed at pro forma P/TB ratios of 60.0% and 63.4%, respectively and traded up in the aftermarket by of pro forma by 10.5% and 9.0%, respectively through September 23, 2011.

Shown in Table 6 are the current pricing ratios for the fully-converted offerings completed since the date of the Original Appraisal that trade on NASDAQ or an Exchange.  The current average P/TB ratio for the recent fully-converted offerings (4 standard conversions and 1 second step conversion) equaled 69.71%, based on closing stock prices as of September 23, 2011.  RP Financial considered these recent trends with respect to new issues in the determination of the Bank’s updated value.

Boards of Directors
September 23, 2011

Table 5
Pricing Characteristics and After-Market Trends
Recent Conversions Completed in Last 3 Months

Institutional Information			Pre-Conversion Data				Offering Information				Contribution to		Insider Purchases					Pro Forma Data							Post-IPO Pricing Trends
			Financial Info.		Asset Quality						Char. Found.		% Off Incl. Fdn.+Merger Shares					Pricing Ratios(3)(6)			Financial Charac.				Closing Price:
							Excluding Foundation					% of	Benefit Plans				Initial								First		After		After
	Conversion			Equity/	NPAs/	Res.	Gross	%	% of	Exp./		Public Off.		Recog.	Stk	Mgmt.&	Div.		Core		Core		Core	IPO	Trading	%	First	%	First	%	Thru	%
Institution	Date	Ticker	Assets	Assets	Assets	Cov.	Proc.	Offer	Mid.	Proc.	Form	Excl. Fdn.	ESOP	Plans	Option	Dirs.	Yield	P/TB	P/E	P/A	ROA	TE/A	ROE	Price	Day	Chge	Week(4)	Chge	Month(5)	Chge	9/23/11	Chge
			($Mil)	(%)	(%)	(%)	($Mil.)	(%)	(%)	(%)		(%)	(%)	(%)	(%)	(%)(2)	(%)	(%)	(x)	(%)	(%)	(%)	(%)	($)	($)	(%)	($)	(%)	($)	(%)	($)	(%)

Standard Conversions
Poage Bankshares, Inc. - KY*	9/13/11	PBSK- NASDAQ	$295	9.58%	0.63%	106%	$33.7	100%	132%	5.1%	N.A.	N.A.	8.0%	4.0%	10.0%	4.3%	0.00%	60.0%	30.0x	10.5%	0.4%	17.4%	2.0%	$10.00	$11.13	11.3%	$11.23	12.3%	$11.23	12.3%	$11.05	10.5%
IF Bancorp, Inc. - IL* (1)	7/8/11	IROQ- NASDAQ	$409	9.15%	1.04%	73%	$45.0	100%	132%	3.7%	C/S	0%/7%	8.0%	4.0%	10.0%	4.4%	0.00%	63.4%	22.4x	10.7%	0.5%	17.0%	2.8%	$10.00	$11.67	16.7%	$11.65	16.5%	$10.85	8.5%	$10.90	9.0%
State Investors Bancorp, Inc. - LA*	7/7/11	SIBC- NASDAQ	$214	10.03%	1.03%	75%	$29.1	100%	132%	3.9%	NA	NA	8.0%	4.0%	10.0%	6.8%	0.00%	63.3%	42.1x	12.2%	0.3%	19.3%	1.5%	$10.00	$11.85	18.5%	$11.66	16.6%	$11.60	16.0%	$11.49	14.9%
First Connecticut Bancorp, Inc.-CT* (1)	6/30/11	FBNK- NASDAQ	$1,455	6.60%	1.49%	96%	$171.9	100%	132%	2.0%	C/S	0%/4%	8.0%	4.0%	10.0%	1.2%	0.00%	72.9%	121.1x	11.2%	0.1%	15.3%	0.6%	$10.00	$11.08	10.8%	$11.16	11.6%	$11.11	11.1%	$11.09	10.9%

Averages - Standard Conversions:			$593	8.84%	1.05%	88%	$69.9	100%	132%	3.7%	N.A.	N.A.	8.0%	4.0%	10.0%	4.2%	0.00%	64.9%	53.9x	11.1%	0.3%	17.2%	1.7%	$10.00	$11.43	14.3%	$11.43	14.3%	$11.20	12.0%	$11.13	11.3%
Medians - Standard Conversions:			$352	9.37%	1.04%	86%	$39.3	100%	132%	3.8%	N.A.	N.A.	8.0%	4.0%	10.0%	4.3%	0.00%	63.3%	36.1x	10.9%	0.3%	17.2%	1.8%	$10.00	$11.40	14.0%	$11.44	14.4%	$11.17	11.7%	$11.07	10.7%

Second Step Conversions
Naugatuck Valley Fin. Corp., - CT*	6/30/11	NVSL- NASDAQ	$564	9.30%	3.13%	39%	$33.4	60%	108%	5.4%	N.A.	N.A.	6.0%	3.2%	7.9%	1.6%	0.00%	69.2%	30.48	9.5%	0.3%	13.7%	2.3%	$8.00	$7.90	-1.3%	$ 7.80	-2.5%	$8.15	1.9%	$ 7.66	-4.3%

Averages - All Conversions:			$490	8.93%	1.46%	78%	$62.6	92%	127%	4.0%	N.A.	N.A.	7.6%	3.8%	9.6%	3.6%	0.00%	65.8%	49.2x	10.8%	0.3%	16.5%	1.8%	$9.60	$10.73	11.2%	$10.70	10.9%	$10.59	10.0%	$10.44	8.2%
Medians - All Conversions:			$409	9.30%	1.04%	75%	$33.7	100%	132%	3.9%	N.A.	N.A.	8.0%	4.0%	10.0%	4.3%	0.00%	63.4%	30.5x	10.7%	0.3%	17.0%	2.0%	$10.00	$11.13	11.3%	$11.23	12.3%	$11.11	11.1%	$11.05	10.5%

Note: * - Appraisal performed by RP Financial; BOLD = RP Fin. Did the business plan, “NT” - Not Traded; “NA” - Not Applicable, Not Available; C/S-Cash/Stock.

(1) Non-OTS regulated thrift.							(5) Latest price if offering is more than one week but less than one month old.												(9) Former credit union.
(2) As a percent of MHC offering for MHC transactions.							(6) Mutual holding company pro forma data on full conversion basis.
(3) Does not take into account the adoption of SOP 93-6.							(7) Simultaneously completed acquisition of another financial institution.
(4) Latest price if offering is less than one w eek old.							(8) Simultaneously converted to a commercial bank charter.																							September 23, 2011

Boards of Directors
September 23, 2011

Table 6
Market Pricing Comparatives
Prices As of September 23, 2011

		Market		Per Share Data
		Capitalization		Core	Book								Dividends(4)			Financial Characteristics(6)
		Price/	Market	12 Month	Value/	Pricing Ratios(3)							Amount/		Payout	Total	Equity/	Tang Eq/	NPAs/	Reported		Core
Financial Institution		Share(1)	Value	EPS(2)	Share	P/E		P/B	P/A	P/TB	P/Core		Share	Yield	Ratio(5)	Assets	Assets	Assets	Assets	ROA	ROE	ROA	ROE
		($)	($Mil)	($)	($)	(x)		(%)	(%)	(%)	(x)		($)	(%)	(%)	($Mil)	(%)	(%)	(%)	(%)	(%)	(%)	(%)

All Public Companies		$9.65	$235.29	($0.05)	$13.13	17.49	x	75.83%	9.31%	78.92%	19.35	x	$0.20	1.97%	28.28%	$2,602	12.21%	11.54%	3.89%	0.09%	0.61%	0.01%	-0.24%
Converted Last 3 Months (no MHC)		$10.44	$75.01	$0.26	$14.95	23.32	x	69.70%	11.68%	69.71%	28.85	x	$0.02	0.31%	13.04%	$647	16.71%	16.71%	1.52%	0.26%	-0.66%	0.29%	1.55%

Converted Since the Date of the Original Appraisal (June 10, 2011)
FBNK	First Connecticut Bancorp of CT	$11.09	$198.29	$0.08	$14.71	NM		75.39%	12.15%	75.39%	NM		$0.00	0.00%	NM	$1,632	16.11%	16.11%	1.39%	-0.47%	-4.08%	0.09%	0.80%
IROQ	IF Bancorp, Inc. of IL	$10.90	$52.44	$0.45	$15.78	19.12	x	69.07%	11.71%	69.07%	24.22	x	$0.00	0.00%	0.00%	$448	16.95%	16.95%	1.36%	0.61%	NM	0.48%	NM
NVSL	Naugatuck Valley Fin. Corp. of CT	$7.66	$53.64	$0.19	$11.79	33.30	x	64.97%	8.99%	65.03%	NM		$0.12	1.57%	52.17%	$596	13.84%	13.83%	2.93%	0.28%	2.77%	0.23%	2.29%
PBSK	Poage Bankshares, Inc of KY	$11.05	$37.26	$0.33	$16.66	17.54	x	66.33%	11.55%	66.33%	33.48	x	$0.00	0.00%	0.00%	$322	17.42%	17.42%	0.63%	0.66%	NM	0.35%	NM
SIBC	State Investors Bancorp of LA	$11.49	$33.44	$0.24	$15.80	NM		72.72%	14.00%	72.72%	NM		$0.00	0.00%	0.00%	$239	19.25%	19.25%	1.28%	0.24%	NM	0.29%	NM

(1)	Average of High/Low or Bid/Ask price per share.
(2)	EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items on a tax-effected basis.
(3)	P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.
(4)	Indicated 12 month dividend, based on last quarterly dividend declared.
(5)	Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.
(6)	ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(7)	Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2011 by RP® Financial, LC.

Boards of Directors
September 23, 2011

Summary of Adjustments

In the Original Appraisal, we made the following adjustments to West End Indiana Bancshare’s pro forma value based upon our comparative analysis to the Peer Group:

Key Valuation Parameters:	Valuation Adjustment

Financial Condition	Slight Upward
Profitability, Growth and Viability of Earnings	No Adjustment
Asset Growth	Slight Upward
Primary Market Area	Slight Downward
Dividends	No Adjustment
Liquidity of the Shares	Slight Downward
Marketing of the Issue	Slight Downward
Management	No Adjustment
Effect of Govt. Regulations and Regulatory Reform	No Adjustment

In examining the valuation adjustments made relative to the Peer Group in the Original Appraisal, we concluded that no adjustment to the valuation parameters for financial condition or earnings prospects relative to the adjustments made in the Original Appraisal were necessary, as the relationship of these parameters relative to the Peer Group remain relatively unchanged based on updated financial data for both.  Additionally, the other valuation adjustments relative to the Peer Group were unchanged including the parameters concerning asset growth, primary market area, dividends, liquidity, management and effect of government regulation and regulatory reform.

Since the date of the Original Appraisal, the Peer Group’s pricing ratios have declined in a range of 8% to 9% based on the book value pricing measures and 10.6% decline based on core earnings.  The general market for thrift stocks was down since the date of the Original Appraisal, underperforming the broader stock market with the DJIA showing a decline of 7.9% since the date of the Original Appraisal compared to a decline of 16.8% in the SNL Index for all publicly-traded thrifts.  At the same time, the Peer Group’s pricing ratios had diminished by a lesser amount than the broader thrift market.

Notwithstanding the decline in the major market indices and bank stocks including the Peer Group since the date of the Original Appraisal, four thrifts have completed standard conversion offerings.  All four offerings were oversubscribed and closed their respective offerings at the supermaximum of their offering ranges at pro forma P/TB ratios ranging from 60.0% to 72.9%.  Moreover, all four of the standard conversions completed since the date of the Original Appraisal had traded up by an average of 11.3% through September 23, 2011, and had an average pro forma P/TB ratio equal to 70.9% as of September 23, 2011.

Overall, taking into account the foregoing factors, including the decline of the Peer Group’s pricing ratios, the oversubscriptions of the four recent standard conversion offerings, their pricing at closing and aftermarket price performance we believe that an increase is warranted to the estimated pro forma valuation range set forth in the Original Appraisal.

Boards of Directors
September 23, 2011

Valuation Approaches

In applying the pro forma market value approach to valuation promulgated by the Federal and state regulatory agencies, we considered the three key pricing ratios in valuing the Bank’s to-be-issued stock -- price/earnings (“P/E”), price/book (“P/B”), and price/assets (“P/A”) approaches -- all performed on a pro forma basis including the effects of the conversion proceeds.  In computing the pro forma impact of the Conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in the Bank’s prospectus for reinvestment rate, effective tax rate, offering expenses and stock benefit plan assumptions (summarized in Exhibits 2 and 3).  In our estimate of value herein, we assessed the relationship of the pro forma pricing ratios relative to the Peer Group, taking into account the valuation adjustments noted in the Original Appraisal.  In arriving at the valuation conclusion, we have continued to evaluate each of the three pricing ratios and give similar weight to each approach as in our Original Appraisal.

Based on the foregoing, we have concluded that an increase in West End’s value is appropriate.  Therefore, as of September 23, 2011, the pro forma market value of West End’s conversion stock, including the shares sold in the offering and issued to the Foundation, equaled $16,380,000 at the midpoint, equal to 1,638,000 shares offered at a per share value of $10.00.  The updated valuation represents a 13.9% increase relative to the $14.4 million midpoint valuation conclusion reached in our Original Appraisal.  The 13.9% increase in the Bank’s pro forma pricing ratios takes into account the new issue market, trends in the broader market indices, the market for financial institution stocks generally and the change in the Peer Group’s pricing ratios in particular.

1.           P/E Approach.  In applying the P/E approach, RP Financial’s valuation conclusions considered both reported earnings and a recurring or “core” earnings base, that is, earnings adjusted to exclude any one time non-operating and extraordinary items, plus the estimated after tax-earnings benefit from reinvestment of net stock proceeds.  The Bank’s reported earnings equaled $605,000 for the twelve months ended June 30, 2011.  In deriving West End’s core earnings, the adjustments made to reported earnings were to eliminate gains on the sale of loans and investment securities, which equaled $578,000 and $154,000, respectively, for the twelve months ended June 30, 2011, and add back the gain on sale of other assets equal to $24,000 for the twelve months ended June 30, 2011.  As shown below, on a tax effected basis, assuming an effective marginal tax rate of 39.6% for the earnings adjustments, the Bank’s core earnings were determined to equal $177,000 for the twelve months ended June 30, 2011.

Amount
($000)
Net income(loss)	$605
Deduct: Gain on sale of loans	(578)
Deduct: Gain on sale of investment securities	(154)
Addback: Gain on sale of other assets	24
Addback: Tax Effect (1)	280
Core earnings estimate	$177

(1)  All the adjustments are tax effected at the Bank’s 39.61% marginal tax rate.

Boards of Directors
September 23, 2011

Based on West End’s reported and estimated core earnings, and incorporating the impact of the pro forma assumptions, the Bank’s reported and core P/E multiples at the $16.4 million midpoint of the valuation range equaled 30.48 times and 149.62 times, respectively.  The Bank’s updated reported and core P/E multiples provided for premiums of 167.1%and 929.7% relative to the Peer Group’s average reported and core P/E multiples of 11.41 times and 14.53 times, respectively (versus premiums of 100.1% and 329.8% relative to the Peer Group’s average reported and core P/E multiples as indicated in the Original Appraisal).  In comparison to the Peer Group’s median reported and core earnings multiples of 11.99 times and 14.72 times, respectively, the Bank’s pro forma reported and core P/E multiples at the $16.4 million midpoint value indicated premiums of 154.2% and 916.4%, respectively (versus premiums of 138.8% and 333.2% relative to the Peer Group’s median reported and core P/E multiples as indicated in the Original Appraisal).  RP Financial gave consideration to the premium earnings multiples at the updated valuation conclusion in applying discounts pursuant to the book value approach to valuation.  The Bank’s implied conversion pricing ratios relative to the Peer Group’s pricing ratios are indicated in Table 7, and the pro forma calculations are detailed in Exhibits 2 and 3.

2.           P/B Approach.  P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, with the greater determinant of long term value being earnings.  In applying the P/B approach, we considered both reported book value and tangible book value.    Based on the $16.4 million midpoint value, the Bank’s P/B and P/TB ratios both equaled 53.59%.  In comparison to the average P/B and P/TB ratios indicated for the Peer Group of 66.86% and 71.26%, respectively, West End’s updated ratios reflected a discount of 19.8% on a P/B basis and a discount of 24.8% on a P/TB basis.  In comparison to the median P/B and P/TB ratios indicated for the Peer Group of 62.67% and 71.50%, respectively, West End’s updated ratios reflected discounts of 14.5% and 25.0% at the $16.4 million updated midpoint value.

              As previously discussed, we have given consideration to recent trends in the new issue market including the closing prices of the four standard conversion offerings completed since the date of the Original Appraisal and their pricing ratios in aftermarket trading through September 23, 2011.  All four offerings were oversubscribed and closed their respective offerings at the supermaximum of their offering ranges and pro forma P/TB ratios ranging from 60.0% to 72.9% and subsequently traded up in aftermarket trading.  As of September 23, 2011, the four companies completing standard conversion offerings since the date of the Original Appraisal were trading at an average P/TB ratio of 70.9%.

3.           P/A Approach.  P/A ratios are generally not as a reliable indicator of market value, as investors do not place significant weight on total assets as a determinant of market value.  Investors place significantly greater weight on book value and earnings -- which have received greater weight in our valuation analysis.  At the $16.4 million updated midpoint value, West End’s pro forma P/A ratio equaled 7.14%.  In comparison to the Peer Group’s average P/A ratio of 6.82%, West End’s P/A ratio indicated a premium of 4.7% (versus a discount of 13.0% at the midpoint valuation in the Original Appraisal).  In comparison to the Peer Group’s median P/A ratio of 6.34%, West End’s P/A ratio at the $16.4 million midpoint value indicated a premium of 12.6% (versus a discount of 10.3% at the midpoint valuation in the Original Appraisal).

Boards of Directors
September 23, 2011

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of September 23, 2011, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion, including the shares sold in the offering and issued to the Foundation, equaled $16,380,000 at the midpoint, equal to 1,638,000 shares offered at a per share value of $10.00.  Pursuant to conversion guidelines, the 15% offering range indicates a minimum value of $13,980,000 and a maximum value of $18,780,000.  Based on the $10.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 1,398,000 at the minimum and 1,878,000 at the maximum.  In the event the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a super maximum value of $21,540,000 without a resolicitation.  Based on the $10.00 per share offering price, the super maximum value would result in total shares outstanding of 2,154,000.  Based on this valuation range, the offering range is as follows:  $13,600,000 at the minimum, $16,000,000 at the midpoint, $18,400,000 at the maximum and $21,160,000 at the supermaximum.  Based on the $10.00 per share offering price, the number of offering shares is as follows:  1,360,000 at the minimum, 1,600,000 at the midpoint, 1,840,000 at the maximum and 2,116,000 at the supermaximum.  The pro forma valuation calculations relative to the Peer Group are shown in Table 7 and are detailed in Exhibit 2 and Exhibit 3.

Respectfully submitted,
RP® FINANCIAL, LC.

James P. Hennessey
Director

Boards of Directors
September 23, 2011

Table 7
Public Market Pricing
West End Bank, MHC and the Comparables
As of September 23, 2011

		Market		Per Share Data
		Capitalization		Core	Book								Dividends(4)			Financial Characteristics(6)
		Price/	Market	12 Month	Value/			Pricing Ratios(3)					Amount/		Payout	Total	Equity/	Tang Eq/	NPAs/	Reported		Core		Offering
		Share(1)	Value	EPS(2)	Share	P/E		P/B	P/A	P/TB	P/Core		Share	Yield	Ratio(5)	Assets	Assets	Assets	Assets	ROA	ROE	ROA	ROE	Size
		($)	($Mil)	($)	($)	(x)		(%)	(%)	(%)	(x)		($)	(%)	(%)	($Mil)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	($Mil)
West End Bank, MHC
Superrange		$10.00	$21.54	$0.04	$16.27	41.43	x	61.46%	9.21%	61.46%	234.24	x	$0.00	0.00%	0.00%	$234	14.98%	14.98%	1.45%	0.22%	1.48%	0.04%	0.26%	$21.16
Maximum		$10.00	$18.78	$0.05	$17.39	35.48	x	57.50%	8.11%	57.50%	185.34	x	$0.00	0.00%	0.00%	$232	14.10%	14.10%	1.46%	0.23%	1.62%	0.04%	0.31%	$18.40
Midpoint		$10.00	$16.38	$0.07	$18.66	30.48	x	53.59%	7.14%	53.59%	149.62	x	$0.00	0.00%	0.00%	$230	13.32%	13.32%	1.47%	0.23%	1.76%	0.05%	0.36%	$16.00
Minimum		$10.00	$13.98	$0.08	$20.38	25.62	x	49.07%	6.15%	49.07%	118.85	x	$0.00	0.00%	0.00%	$227	12.53%	12.53%	1.49%	0.24%	1.91%	0.05%	0.41%	$13.60

All Non-MHC Public Companies (7)
Averages		$10.00	$262.00	($0.09)	$14.17	16.50	x	71.79%	8.57%	73.99%	18.53	x	$0.21	1.93%	28.15%	$2,753	12.00%	11.35%	3.70%	0.06%	0.38%	-0.03%	-0.48%
Medians		$10.45	$57.30	$0.32	$13.67	14.53	x	70.77%	8.23%	73.75%	17.50	x	$0.12	1.50%	0.00%	$894	11.42%	10.30%	2.65%	0.41%	3.31%	0.31%	2.79%

All Non-MHC State of IN(7)
Averages		$12.33	$38.86	$0.81	$18.17	12.14	x	66.76%	6.31%	70.97%	17.55	x	$0.31	2.27%	28.63%	$717	9.99%	9.52%	4.65%	0.53%	5.33%	0.41%	4.10%
Medians		$13.88	$42.77	$0.71	$18.14	11.76	x	57.86%	5.77%	62.92%	18.59	x	$0.14	2.10%	0.07%	$484	10.20%	9.85%	4.92%	0.49%	5.55%	0.29%	3.23%

Comparable Group Averages
Averages		$12.57	$30.58	$0.86	$18.86	11.41	x	66.86%	6.82%	71.26%	14.53	x	$0.32	2.52%	31.28%	$473	10.76%	10.17%	3.00%	0.58%	5.61%	0.46%	4.35%
Medians		$13.47	$25.34	$0.86	$18.50	11.99	x	62.67%	6.34%	71.50%	14.72	x	$0.24	2.57%	34.78%	$428	10.78%	10.08%	2.36%	0.56%	5.70%	0.47%	4.46%

Comparable Group
FFDF	FFD Financial Corp of Dover OH	$13.69	$13.85	$0.93	$18.50	9.64	x	74.00%	6.58%	74.00%	14.72	x	$0.68	4.97%	47.89%	$211	8.89%	8.89%	1.53%	0.70%	7.79%	0.46%	5.10%
FCAP	First Capital, Inc. of IN	$18.10	$50.43	$1.18	$17.78	13.51	x	101.80%	11.33%	114.41%	15.34	x	$0.76	4.20%	56.72%	$445	11.15%	10.05%	1.97%	0.83%	7.70%	0.73%	6.78%
FCLF	First Clover Leaf Fin Cp of IL	$6.12	$48.13	$0.37	$10.01	13.91	x	61.14%	8.49%	72.51%	16.54	x	$0.24	3.92%	54.55%	$567	13.89%	11.97%	3.50%	0.61%	4.44%	0.51%	3.73%
FSFG	First Savings Fin. Grp. of IN	$15.16	$35.85	$1.65	$24.52	9.66	x	61.83%	6.85%	71.95%	9.19	x	$0.00	0.00%	0.00%	$524	11.08%	9.67%	1.65%	0.72%	6.70%	0.76%	7.05%
HFBC	HopFed Bancorp, Inc. of KY	$5.45	$40.03	($0.31)	$12.67	NM		43.01%	3.77%	43.32%	NM		$0.08	1.47%	NM	$1,062	10.47%	10.41%	2.17%	0.05%	0.46%	-0.21%	-2.02%
JXSB	Jacksonville Bancorp Inc of IL	$13.25	$25.59	$1.34	$20.06	8.44	x	66.05%	8.39%	71.05%	9.89	x	$0.30	2.26%	19.11%	$305	12.70%	11.92%	1.27%	1.00%	8.72%	0.85%	7.44%
LSBI	LSB Fin. Corp. of Lafayette IN	$12.60	$19.58	$0.64	$23.38	10.86	x	53.89%	5.44%	53.89%	19.69	x	$0.00	0.00%	0.00%	$360	10.10%	10.10%	5.92%	0.48%	5.08%	0.27%	2.80%
FFFD	North Central Bancshares of IA	$16.90	$22.90	$1.40	$30.01	11.99	x	56.31%	5.17%	57.25%	12.07	x	$0.04	0.24%	2.84%	$443	11.48%	11.34%	4.52%	0.42%	3.85%	0.42%	3.82%
RIVR	River Valley Bancorp of IN	$16.10	$24.38	$0.78	$18.49	12.58	x	87.07%	6.10%	87.36%	20.64	x	$0.84	5.22%	65.63%	$400	8.25%	8.23%	4.92%	0.50%	6.01%	0.30%	3.66%
WAYN	Wayne Savings Bancshares of OH	$8.35	$25.08	$0.66	$13.15	12.10	x	63.50%	6.09%	66.85%	12.65	x	$0.24	2.87%	34.78%	$412	9.60%	9.16%	2.54%	0.51%	5.39%	0.48%	5.15%

(1)	Average of High/Low or Bid/Ask price per share.
(2)	EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items on a tax-effected basis, and is shown on a pro forma basis where appropriate.
(3)	P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.
(4)	Indicated 12 month dividend, based on last quarterly dividend declared.
(5)	Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.
(6)	ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(7)	Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source:  SNL Financial, LC. and RP® Financial, LC. calculations.  The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2011 by RP® Financial, LC.